June 12, 2012

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Meritage Homes Corporation

Registration Statement on Form S-4

Filed on May 11, 2012

File No. 333-181336

Dear Mr. Ingram:

On behalf of Meritage Homes Corporation (the “Company”), I am submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated June 1, 2012 (the “Comment Letter”) with respect to the filing referenced above (the “Form S-4”). The Company has reviewed the Comment Letter and its responses are set forth below. Concurrently with submitting this letter, the Company is filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”) and will provide the Staff, under separate cover, the supplemental information referred to in this letter and a marked copy of the Form S-4 showing the changes made in Amendment No. 1. For your convenience, the headings and paragraph numbers in this letter correspond to the headings and paragraph numbers in the Comment Letter.

General

1.	We note that you are relying on Note 1 to Article 3-10(f) of Regulation S-X and that you provide the required representations on page 48 of the prospectus. Please supplementally provide us with support for your representation that Meritage Homes Corporation has no independent assets or operations as defined by Article 3-10(h)(5) of Regulation S-X. Please also clearly disclose this fact in your future filings, including in the Business section of your Form 10-K and elsewhere as appropriate.

United States Securities and Exchange Commission

June 12, 2012

RESPONSE

The Company confirms that Meritage Homes Corporation has no independent operations or material independent assets. All home sales are conducted through its wholly-owned subsidiaries and Meritage Homes Corporation does not purchase land, construct homes or otherwise engage in any homebuilding, construction or land development activities. As indicated in footnote 11 to the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, the balance of assets reported in the “Corporate” segment (which includes assets held by Meritage Homes Corporation) is comprised primarily of cash (which includes cash, cash equivalents, restricted cash and investments). All other assets comprise less than 3% of the Company’s consolidated total assets. For cash management efficiency and yield maximization reasons, substantially all cash and investments balances are maintained in universal/master sweep/control accounts at the Meritage Homes Corporation level. The Company, however, views these balances as held for the benefit of its operating subsidiaries because, as indicated above, Meritage Homes Corporation conducts no independent home construction, home sales, land purchasing or development activities. For segment reporting purposes, the Company does not “allocate” these liquid assets to the various segments or subsidiaries.

2.	Please revise your disclosure in the Table of Co-Registrants and throughout the Form S-4 to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(i) of Regulation S-X, if correct. Please also clarify that the guarantees are full and unconditional and joint and several, if correct. Please refer to Article 3-10(f) of Regulation S-X. With regard to full and unconditional guarantees, please note the circumstances when a subsidiary may be released from the guarantee when disclosing that the guarantees are full and unconditional and provide a description of the release provisions.

RESPONSE

The Company has revised the disclosure as requested. Please see the footnote to the Table of Co-Registrants and pages 8 and 16 of Amendment No. 1.

3.	We note that California Urban Builders, Inc. is listed as a subsidiary in Exhibit 21 to your fiscal year 2011 Form 10-K. However, this subsidiary is not listed as a guarantor subsidiary in the Table of Co-Registrants. We further note your disclosure on page eight that all of your current subsidiaries will guarantee the exchange notes. Please reconcile these potentially conflicting statements and revise your disclosures, as appropriate.

United States Securities and Exchange Commission

June 12, 2012

RESPONSE

The Company respectfully advises the Staff that California Urban Builders, Inc. was dissolved in February of 2012, prior to the offering of the outstanding notes in April of 2012.

Prospectus Cover Page

4.	Please revise to include the guarantees for the outstanding Senior Notes under the “Offer to Exchange” since the guarantees constitute a separate security.

RESPONSE

The Company has revised the prospectus cover page as requested.

5.	Please disclose the following on the cover page:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

RESPONSE

The Company has revised the prospectus cover page as requested.

6.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

United States Securities and Exchange Commission

June 12, 2012

RESPONSE

The Company confirms that the offer will be open at least through midnight on the twentieth business day following commencement of the exchange offer. The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Selected Financial Data, page 3

7.	Please include pro forma financial information for the issuance of the $300 million 7% Senior Notes and the repurchase of outstanding debt obligations. Please ensure that you provide sufficient footnote disclosure to allow an investor to understand the adjustments being made. Please refer to Article 11-02 of Regulation S-X for guidance.

RESPONSE

The Company did not include pro form financial information for the issuance of the $300 million 7% Senior Notes and the repurchase of the outstanding debt obligations because it determined that this information is not material and thus Article 11-02 of Regulation S-X is not implicated. The Company’s basis for this conclusion is that as a result of the refinancing transactions, the Company’s total cash, cash equivalents, investments and securities and restricted cash decreased by less than $20 million, and the Company’s Senior and Senior and Subordinated Notes and Loans Payable and Other Borrowings decreased by approximately $10.6 million, neither of which the Company believes is material.

Risk Factors, page 10

Fraudulent conveyance considerations, page 11

8.	Please revise this subheading to describe the risk that is being discussed in the risk factor.

RESPONSE

The Company has revised the risk factor as requested. Please see page 12 of Amendment No. 1.

Description of the Exchange Notes, page 15

Note Guarantees, page 16

9.	We note your disclosure that your future Financing Services Subsidiaries will not be required to guarantee the notes. However, the disclosure on page 21 under “Additional Note Guarantees” suggests that future Restricted Subsidiaries will guarantee the notes, and does not include disclosure stating that certain subsidiaries, including the Financing Services Subsidiaries, are not required to guarantee the notes. Please revise your disclosure accordingly.

United States Securities and Exchange Commission

June 12, 2012

RESPONSE

The Company has revised the disclosure as requested. Please see page 21 of Amendment No. 1.

The Exchange Offer, page 33

Expiration Date; Extension; Termination; Amendments, page 34

10.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

RESPONSE

The Company has revised the disclosure as requested. Please see page 34 of Amendment No. 1.

Procedures for Tendering, page 35

11.	We note your disclosure indicating that you will return any outstanding notes that are not properly tendered “as soon as practicable following the expiration date.” However, we note that you have not indicated the time frame in which you will exchange the notes upon expiration or return the notes upon termination. Rule 14e-1(c) requires that you exchange the notes or return the outstanding notes “promptly.” Please revise here and throughout the document, as necessary.

RESPONSE

The Company has revised the disclosure as requested. Please see the prospectus cover page and pages 33 and 36 of Amendment No. 1.

Certain United States Federal Income Tax Considerations, page 40

12.	Please remove the word “certain” from this heading and the first sentence of the first paragraph on this page. All material tax consequences should be described.

United States Securities and Exchange Commission

June 12, 2012

RESPONSE

The Company has revised the disclosure as requested. Please see page 40 of Amendment No. 1.

Undertakings, page II-15

13.	Please include the undertaking in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

RESPONSE

The Company has added the Undertakings as requested. Please see pages II-15 to II-16 of Amendment No. 1.

14.	Please remove paragraphs (A) and (B) that appear under the language “provided, however,” as these sections are not part of the undertakings.

RESPONSE

The Company has revised the Undertakings as requested. Please see page II-15 of Amendment No. 1.

Signatures

15.	For each co-registrant guarantor, please revise to include the signatures of the principal financial officer, the controller or principal accounting officer, and at least a majority of the board of directors. See Instruction 1 to Signatures on Form S-4.

RESPONSE

The Company respectfully advises the Staff that it believes all required signatures are included on the signature pages. Steven J. Hilton and Larry W. Seay are the only two directors of each of the incorporated co-registrants other than Meritage Homes of Florida, Inc., of which C. Timothy White is also a director. Steven J. Hilton and Larry W. Seay are also the only two directors of each of the sole members or managers of each of the limited liability company co-registrants. Also, as indicated in the title column of the co-registrant signature blocks, Messrs. Hilton, Seay and White did sign in their capacity as directors.

United States Securities and Exchange Commission

June 12, 2012

Exhibits

Exhibit 5.1

16.	We note the references in paragraph (iv) on page three of the opinion to the law in effect on the date hereof and to “such law.” Please have counsel revise the legal opinion to remove the ambiguity associated with the reference to “such law” and specify the law on which counsel is opining.

RESPONSE

The Company’s counsel has revised its legal opinion by deleting the sentence containing the qualification referring to “such law.”

Exhibit 99.1

17.	We note that the supplemental letter provided by you does not contain all of the representations contained in the Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters. In particular, you have not represented that with respect to any broker-dealer that participates in the exchange offer with respect to the old notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or with an affiliate to distribute the new notes. See Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a revised supplemental letter including such representation.

RESPONSE

The Company has revised the supplemental letter as requested.

Form 10-K for the Year Ended December 31, 2011

Risk Factors, page 13

Expirations, amendments or changes to tax laws, incentives or credits currently available to our homebuyers may negatively impact our business . . .., page 14

18.

We note that the expiration of the federal homebuyer tax credit program appears to have had a material impact on your results of operations, as you discuss throughout your MD&A. In future filings, please revise this risk factor to provide

United States Securities and Exchange Commission

June 12, 2012

specific examples of the impact of expirations, amendments or changes in tax laws, incentives or credits, such as the impact of the federal homebuyer tax credit.

RESPONSE

The Company confirms that it will revise its disclosure in future filings. The Company plans to revise the risk factor, which the Company plans to include in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, to read as follows:

“Expirations, amendments or changes to tax laws, incentives or credits currently available to our homebuyers may negatively impact our business.

Significant changes to existing tax laws that currently benefit our homebuyers, such as the ability to deduct mortgage interest and real property taxes, may result in an increase in the total cost of home ownership and may make the purchase of a home less attractive to our buyers. Many homeowners receive substantial tax benefits in the form of tax deductions against their personal taxable income for mortgage interest and property tax payments and the loss or reduction of these deductions would affect most homeowners’ net cost of owning a home. Also, federal or state governments have in the past provided for substantial benefits in the form of tax credits for buyers of new or used homes. For example, from 2008 to April 2011, many homebuyers took advantage of the federal homebuyer tax credit. We believe this tax credit, which provided tax credit benefits of up to $8,000 for certain home purchases by qualified buyers, resulted in a greater increase in home sales during the 2008 to early 2011 period than would have otherwise occurred in the absence of the credit. While we benefitted from increased sales during the time that such credit was available, we further experienced a sharp decrease in home sales after the credit expired. If tax credits or similar incentives are adopted in the future, we would expect to see a similar pattern of decreasing sales after expiration of the tax credit, which decrease could have an adverse effect on our results of operations.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies, page 29

Real Estate, page 30

19.	Please provide us with the following additional information to allow us to better understand the disclosures provided in your fiscal year 2011 Form 10-K:

•

Please provide an explanation of the material factors that resulted in the recognition of $12.6 million in impairment charges for your home and land inventories, as the charge is 8.9% of total closing gross profit.

United States Securities and Exchange Commission

June 12, 2012

•

The carrying value and number of those communities or land parcels by operating segment that are experiencing larger-than-anticipated reductions in absorption rates, average sales prices, and/or gross margins that appear to be at a higher risk for future impairment as of the most recent balance sheet date.

•

The carrying value and the number of the mothballed communities by operating segment, including the aging of the communities (i.e., communities have been held for 0-1 years, 1-2 years, 2-3 years, et cetera). To the extent that any of the communities have been mothballed for a significant period of time and is material to total equity, please provide a more comprehensive explanation of the material factors that could lead to a material impairment charge.

•	For those communities that have aged more than 2 years, please provide us with a comprehensive explanation as to how you determined that the carrying values are recoverable.

•

Please provide us with a more comprehensive understanding of the material factors used in estimating the fair value of your communities. Please tell us the portion of your real estate assets that you use the discounted cash flow model versus the market-based approach to estimate fair value. For estimated fair values using the discounted cash flow model, please clarify if the fair value is based on current selling prices or if you are estimating expected future price increases. For estimated fair values using the market-based approach, please provide us with a comprehensive understanding of the appraisal process, including (a) whether the appraisers are employees, related parties, or third parties; (b) an understanding of your process for monitoring the performance of the appraisers to identify those appraisers with estimates that are not in line with actual results and/or have significant fluctuations between periods; (c) have you been contacted by lenders raising concerns about appraisals for those homes with sales orders and/or sales order under negotiation; (d) has your internal auditors raised concerns about the appraisals used for estimating fair value as part of their internal control over financial reporting review.

RESPONSE

Per the Staff’s comment, the following information addresses each of the Staff’s request for information set forth above:

United States Securities and Exchange Commission

June 12, 2012

$12.6 million in impairment charges. Almost 75% of the Company’s $12.6 million of land and land inventory impairments is comprised of the charges related to the wind down of the Company’s operations in Nevada. As the Company is actively marketing several land parcels in Nevada for sale, the majority of impairments represent a write-down to fair value with an expected near-term liquidation, which resulted in greater impairments than if the Company had continued operations in Nevada and constructed and closed homes on all the impacted lots. The Company believes this impairment is indicative of the Nevada market only, and not the Company’s overall operations.

The remaining impairments are isolated adjustments, primarily related to write-downs of individual homes and which relate to issues specific to the lot/house (i.e. additional discounts offered due to an odd-shaped lot size or home position). The Company considers these impairments to be limited in nature and not reflective of the Company’s total real estate asset portfolio.

Absorption/gross margin trends. Please refer to the trend analysis provided supplementally under separate cover to the Staff. As noted, the Company only has 12 communities with an absorption pace below one (1) sale/month and with a gross margin below 12%, levels which the Company generally considers potential indicators of future impairment. Of these 12 communities, half have five (5) or fewer remaining lots to sell and are in wind-down mode. Of the six (6) communities with greater than five (5) lots remaining, two (2) are in Las Vegas and have been previously impaired. The remaining four (4) communities are in Arizona and Southern California and although these communities are underperforming compared to the Company’s remaining communities, the Company has seen recently improving trends in other communities in these cities and does not expect additional material charges, if any, if current market trends continue. As with all of its real estate assets, the Company will continue to evaluate each of these communities quarterly and will record any impairments deemed necessary, although no material impairment charges are expected for these communities in light of improving sales conditions.

Please note that individually, a low absorption rate or low gross margin does not by itself represent an underperforming community, as a business decision may have been made to achieve such targets. For example, in a community with particularly high gross margins, the Company may be willing to accept a lower absorption pace as the Company does not want to accelerate the sales pace and deplete a limited lot supply.

Mothballed communities. Please refer to the mothball analysis provided supplementally under separate cover to the Staff, noting only 11 mothballed communities as of March 31, 2012. See below for additional information related to communities which have been mothballed for more than two years. Community #6 in Arizona, which comprises approximately 40% of our total mothballed assets, is an active adult community that in the past, has been a profitable asset. The Company believes that the economic recession of the late 2000’s impacted its active adult

United States Securities and Exchange Commission

June 12, 2012

sales to a greater extent than non-age-restricted home sales and therefore, as the market returns, the Company anticipates future success in this subdivision.

Mothballed communities – 2+ years. As noted in the mothball analysis referenced above, the Company had four (4) communities that have been mothballed for two or more years with a carrying value aggregating $14.6 million. As the Company’s policy allows for an initial mothball period of up to five years (i.e., the Company impairs the underlying asset to a value it projects will generate a break-even net contribution when it is un-mothballed in year 5), it is typical and expected for the Company to have communities that are mothballed for more than two years.

When a community is initially placed into mothball, it is management’s belief that the community is affected by local market conditions that are expected to improve in the near term. Therefore, a temporary cessation of construction work is expected to yield better overall returns. At least quarterly, the projections for each mothballed community are re-evaluated to ensure that the underlying assumptions are still valid and that no additional deterioration in market conditions are present. Adjustments are made accordingly and incremental impairments, if any, are recorded at each re-evaluation. Since December 31, 2011, the Company has un-mothballed one (1) of these communities and is planning to un-mothball one (1) or two (2) additional communities during the remainder of 2012.

Fair value of communities. Each quarter, the Company begins its impairment analysis with a review of the most current pro forma construction/development and sales budget projections for each of the Company’s communities. For all communities where the Company’s net contribution is expected to be positive (98% of the Company’s communities as of December 31, 2011), no further analysis is considered necessary because the Company’s carrying cost is expected to be fully recoverable. For any community in which the net contribution is negative and which the Company intends to continue to develop in the near term, a discounted cash flow is prepared to determine the fair value of the community. For communities where the Company uses a discounted cash flow to determine fair value, the Company typically does not project any future price appreciation, although the Company may do so modestly in limited cases if the community has a particularly long life. In such cases, the Company also projects a corresponding increase of construction costs.

For any community or land parcel which the Company intends to sell to third parties or to mothball and develop in the future, the Company will either obtain a broker opinion or broker appraisal of value or the Company will derive its own fair value using the in-house expertise of the Company’s strategic operations department and local market comparisons. In cases where the Company uses third party opinions or appraisals, the Company compares the third party’s expectations of value to the Company’s internally-generated expectations to ensure they are in alignment. For the Company’s December 31, 2011 impairment analysis, for those real estate

United States Securities and Exchange Commission

June 12, 2012

assets that were impaired during the period, all of the Company’s impaired home and land inventories were valued using this market-based approach.

For 2011 impairment charges, 62% were based on determinations of fair value derived from third party valuations and 21% were based on determinations of fair value based on internal analysis. The remaining impairments relate to the Company’s discontinuation of projects and the write off of 100% of previously capitalized book costs. In these situations, because the Company is not proceeding forward with the acquisition/continuation of a project and is writing off all costs, valuation determinations are not necessary (i.e. all carrying costs are written off).

For appraisals performed by lenders in connection with the Company’s home sales, the Company has experienced a few isolated instances where the appraisal value for an individual home was less than the contractual sales price. This was typically attributable to the buyer including an excessive amount of options in their home for which the appraiser did not assign the full purchase price value. However, the Company has not had any lenders raise concerns regarding failures of homes to appraise at full purchase price and the Company does not consider the isolated incidents to be indicative of a trend or pattern. Further, the Company’s internal audit department has reviewed the Company’s impairment and fair valuation process, is in agreement regarding its process and the sufficiency thereof and has not raised any concerns regarding the Company’s methodology.

Home Closing Revenue, Home Orders and Order Backlog – Segment Analysis, page 34

20.	In future filings, please confirm to us that you will enhance your discussion and analysis of your operating results by addressing the following:

•

Please provide investors with an understanding of the material home buying trends that are specific to each of your operating segments that are positively and negatively impacting your operating results. This discussion and analysis should aid investors in understanding the changes in units closed and ordered, in average sales prices, and in cancellation rates. Further, to the extent that sales incentives have materially changed and/or materially impacted home closing revenues and/or home orders, the amount included in the dollars should be disclosed. For example, you note that Colorado is the only state in the Central region that did not experience a decline in home closing revenue; however, no explanation was provided as to why. Similarly, Florida was the only other state to recognize increased home closing revenue, however, you provide no analysis as to why the number of homes closed and average sales prices increased.

•	Please provide investors with a discussion and analysis of material changes in the mix of homes sold by reportable segment that materially impact

United States Securities and Exchange Commission

June 12, 2012

homebuilding revenues and/or gross margins on home sales by reportable segment. To the extent that you are shifting your focus on the mix of homes to be offered and/or sold in any of your reportable segments, please also provide investors with a discussion and analysis of the impact in this shift in mix of homes. We note your discussion of the shift in product mix on page four of the Form 10-K, however, you provide limited analysis as to the impact on your operating results.

•

Please discontinue referring to home orders during the fiscal year as “sales.” As these orders do not necessarily represent sales as understood in terms of U.S. GAAP, there is a concern investors may be confuse home orders with what has been recognized in the consolidated financial statements.

•

Please clarify your plans for your Nevada operations in terms of timing and what is remaining in inventory. For example, please disclose the carrying value of inventories; the number of lots remaining to be placed under contract for the two remaining communities; whether homes are currently under construction for these remaining lots; what other steps are remaining to complete your operations; and when you expect the Nevada operations to be completed.

•	Please quantify the impact each of the material factors discussed had on general and administrative expenses.

•	Please provide an analysis of earnings from unconsolidated entities, net and other income, net.

Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

RESPONSE

Per the Staff’s comment, the following information addresses each of the Staff’s requests set forth above:

Material homebuying trends. The Company does not track the impact of sales incentives separately from the absolute change in average sales prices, as the Company believes that increases and decreases in base pricing and incentives can be used interchangeably as effective sales tools. Therefore, in management’s view, the most meaningful data is average sales price, which is provided in the data tables and the related discussions contained in the MD&A included in the Company’s periodic reports filed with the Commission.

United States Securities and Exchange Commission

June 12, 2012

When known and identifiable, the Company provides additional information regarding trends in segments. For example, the Company noted the following regarding Florida in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011: “We believe that our community locations have helped the overall performance of this Region, and our construction has primarily been large-product with green features that appeals to our buyers.” However, unless such trends are material or changing, the Company does not believe that this information is typically required on a state-by-state level, as the Company’s disclosures are intended to cover trends at the segment level, which is the aggregate of various states.

In future filings, the Company will include additional information regarding segments that can enhance investors’ understanding of known or identifiable trends.

Material changes in mix. Due to the nature of the Company’s business, the Company’s sales mix is constantly changing as new communities are added and closed and individual buyers select different models, options and upgrades. Therefore, unlike other industries, the Company does not have same-store comparisons, nor is the Company able to meaningfully identify the mix of its revenue as a relative percentage of several different product types. While the Company does identify general trends in mix (i.e. the shift to higher-end communities), such impacts are not quantifiable due to the inconsistency of home products sold between periods.

In future filings, the Company will include general information regarding overall trends in mix between first-time, move-up and semi-luxury products for the Company as whole or at the segment level, if identifiable.

Discontinue reference to home orders as “sales”. In future current and periodic reports, the Company will discontinue the use of the word “sales” in reference to home orders to avoid confusion between the Company’s definition and the term as understood under U.S. GAAP.

Clarify plans for Nevada. Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, the Company will include additional information regarding the wind-down of its Nevada operations. The Company’s proposed disclosure will read substantially as follows:

“As of June 30, 2012, we had             lots remaining to sell and close in our two active communities in Nevada. The value of such lots and any associated homes inventory was $            as of quarter end. Based on our current orders pace, we expect to complete our construction operations within             to             months. The remaining $            million of our Nevada assets relate to properties that we are not currently developing and which we are either actively marketing for sale or which we have mothballed, some of which we intend to sell and some of which we intend to develop in the future, based on market conditions.”

United States Securities and Exchange Commission

June 12, 2012

Quantify factors impacting general and administrative expenses. As appropriate, the Company discloses and quantifies material items impacting its general and administrative expenses, particularly when there are offsetting impacts to various factors that aggregate to the net change. In periods where the balance of general and administrative expenses is relatively consistent between periods and no individual item comprises a significant portion of the change, the Company typically does not quantify the impact of each factor due to their individual immateriality.

In future filings, where material, the Company will quantify the impact of material individual factors impacting the change in general and administrative expenses.

Analysis of earnings from unconsolidated subsidiaries. Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, the Company will include a quarter-to-date and period-to-date analysis of the Company’s earnings from unconsolidated subsidiaries. Such earnings are primarily comprised of the Company’s proportionate share of income from mortgage and title joint ventures.

Note 1 – Business and Summary of Significant Accounting Policies, page 56

21.	Considering the significance of your investments and securities to your liquidity, please provide the disclosures required by ASC 320-10-50-5. As part of your disclosure, please explain how you determined that the amortized cost of these investments approximates fair value. Please provide us with the disclosure you intend to include in future filings.

RESPONSE

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, the Company will include the disclosures required by ASC 310-10-50-5 related to the Company’s investments. The Company will note that at the current time the latest maturity of its investments is no greater than 18 months and therefore, due to their short duration and low contractual interest rates, the amortized cost of the Company’s investments approximates fair value with no unrecognized gains or losses or expected temporary or other-than-temporary impairments. Further, the Company will clarify that its investments are essentially a form of certificates of deposit that are federally insured and therefore, bear limited risk of loss.

Investments in Unconsolidated Entities, page 58

22.

Please provide us with your significance tests prepared in accordance with Article 1-02(w) of Regulation S-X for each period presented for your equity method investees individually and in the aggregate. Please also tell us your consideration of providing the disclosures required by Article 4-08(g) of

United States Securities and Exchange Commission

June 12, 2012

Regulation S-X or providing separate financial statements in accordance with Article 3-09 of Regulation S-X based on the results of the significance tests.

RESPONSE

The Company refers the Staff to the significance tests attached hereto as Exhibit A. Prior to 2011, the Company had provided the information required under Article 4-08(g) of Regulation S-X (“4-08(g)”) in all of the Company’s periodic reports. As several of the Company’s key unconsolidated subsidiaries were dissolved during 2010, in 2011 the Company reviewed the significance of its remaining unconsolidated subsidiaries to determine if the 4-08(g) disclosures were still required. As noted in the Company’s significance test, none of the Company’s unconsolidated subsidiaries, individually or in the aggregate, exceed 10% of the investment and assets tests noted in Article 1-02(w) of Regulation S-X (“1-02(w)”). Individually, the Company does have one mortgage unconsolidated subsidiary which slightly exceeded 1-02(w)’s 10% income test during 2011. The Company’s investment in this subsidiary and the Company’s ownership of the subsidiary’s assets as compared to the Company’s total assets both represented less than 1% of the Company’s consolidated total assets for the same subsidiary as of December 31, 2011.

Due to the overall immateriality of this unconsolidated subsidiary, combined with the impact of the homebuilding industry cycle downturn during 2011 that influenced the Company’s financial results, the Company does not consider this unconsolidated subsidiary to be significant to the Company’s operations and does not believe that providing its stand-alone condensed financial statements would provide meaningful information to the Company’s stockholders.

As noted in the significance tests, there were no periods during which any of the Company’s subsidiaries exceeded the 1-02(w) tests as computed in accordance with Article 3-09 of Regulation S-X (“3-09”). Please note that per the guidance of 3-09, only the current year’s absolute value of the loss is used in the computation for fiscal years 2011 and 2009 as those respective year’s absolute value of the loss is not 10% or more lower than the 5-year average.

Stock-Based Compensation, page 59

23.	In future filings, please disclose your accounting policy for the measurement of time-based and performance-based restricted stock compensation. Please also disclose your accounting policy for recognizing performance-based restricted stock compensation.

RESPONSE

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, the Company’s Stock-Based Compensation footnote will include the Company’s

United States Securities and Exchange Commission

June 12, 2012

accounting policy for measuring time-based and performance-based restricted stock compensation. The Company’s time-based restricted stock awards are measured as of the closing price on the date of grant and are expensed on a straight-line basis of the vesting period of the award. The Company’s performance-based restricted stock awards are also measured as of the closing price on the date of grant but are expensed in accordance with ASC 718-10-25-20, which requires an assessment of probability of attainment of the performance target. As the Company’s performance targets are annual in nature, once the Company determines that the performance target outcome is probable, the year-to-date expense is recorded and the remaining expense is recorded on a straight-line basis through the end of the award’s vesting period.

Warranty Reserves, page 61

24.	In future filings, please disclose the terms of the warranties offered for the homes sold in accordance with ASC 460-10-50-4. Either here or within MD&A, please also provide a more comprehensive explanation for the $2.6 million decrease in your pre-existing reserves, including whether this adjustment relates to your standard warranties or to the Chinese drywall issues. While we note your statement that the decline is based on historical trends, there is a concern investors may not understand how you came to this conclusion, since payments for both periods presented exceed the additions to the reserve.

RESPONSE

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, the Company’s warranty reserves footnote disclosure will include a brief statement summarizing the nature of the Company’s customer warranties which include a workmanship warranty that covers cosmetic-type repairs during the first year after the close of the home and a structural warranty that typically extends up to ten years subsequent to the close of the home.

In future filings, the Company will also include an explanation of material changes or adjustments to its warranty reserves. The $2.6 million decrease in 2011 is primarily comprised of lower reserve requirements associated with homes sold by the Company in California. The Company advises the Staff that the homebuilding industry places a significantly higher reserve per home in California relative to the rest of the United States (i.e. usually a multiple of 5x to 10x) and determines reserves relating to California homes independently from the remaining U.S. The Company entered the California markets in 1998 and, in prior years, the Company and its actuaries agreed that the California warranty reserve should be derived based on a combination of both the Company’s claims experience rate as well as an industry-wide average for California. As the Company’s presence in California is now 14 years, the Company has begun to rely more heavily on its own claim loss experience than industry averages. As the

United States Securities and Exchange Commission

June 12, 2012

Company’s experience rate has been favorable compared to the industry in general, the Company’s reserve has correspondingly been decreasing.

Additionally, structural warranty claims typically emerge several years after the close of a home. As 2005 and 2006 were years with high closing volume (9,406 and 10,487 homes, respectively), many of the claims relating to these closings are now being paid out, while the incremental accrual dollars (for homes closed during current periods) have been substantially lower in more recent years due to lower closing volume (3,268 and 3,700 homes in 2010 and 2011, respectively) resulting from the industry downturn.

Note 12 – Commitments and Contingencies, page 75

25.	We note your disclosure that you have reserved approximately $10.2 million for your probable and reasonably estimable loss contingencies. We further note that you do not believe any of your legal proceedings will have a material adverse impact to your consolidated financial statements. However, your disclosures regarding the Joint Venture Litigation appear to indicate that it is reasonably possible that a loss in excess of accrual could be material to your consolidated results of operations and cash flows. In future filings, please disclose either (a) the amount or range of reasonably possible loss in excess of accrual for the aggregate of your legal proceedings, (b) that an amount of reasonably possible loss in excess of accrual cannot be estimated for the aggregate of your legal proceedings, or (c) that the amount or range of reasonably possible loss in excess of accrual for the aggregate of your legal proceedings is immaterial. If you are unable to estimate the amount or range of reasonably possible loss for your legal proceedings, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Tell us how you evaluated the summary judgment rulings in favor of certain defendants that are currently on appeal. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 – 50-5. Please include your proposed disclosures in your response.

RESPONSE

The Company believes it has complied with the disclosures called for by ASC 460-10-50-4 by disclosing the plaintiff’s full demand amount for the repayment guarantee ($13.2 million

United States Securities and Exchange Commission

June 12, 2012

at December 31, 2011), which was the maximum amount the Company believes it was exposed to at December 31, 2011 relating to the Joint Venture Litigation with the lender group. This matter is the Company’s only litigation matter that the Company believes could result in a material adverse loss if it is not resolved as the Company anticipates and the range of loss that the Company believes could flow from this matter is between $0 and the maximum demanded amount under the repayment guarantee. Accordingly, a substantial portion of the Company’s $10.2 million reserve for litigation relates to the Joint Venture Litigation.

The Company’s litigation accruals are recorded in an amount we believe represents the probable cost to resolve all non-warranty claims, litigation and loss contingencies. The Company’s $23.1 million warranty reserve includes, as a component thereof, accruals for all pending warranty related claims and litigation for construction defect matters which are similarly recorded at an amount equal to the cost the Company believes is necessary to fully resolve such warranty claims. As indicated in its Annual Report on Form 10-K, the Company reviews all cases (both warranty and non-warranty claims and litigation) at least quarterly and, as appropriate, adjusts them to reflect the cost the Company believes it will take to fully resolve those matters based upon (i) facts and circumstances known to the Company at the time; (ii) advice and analyses of outside counsel (if applicable); and (iii) assumptions and judgment of management. Due to the high degree of judgment required in determining the amount of expected loss related to the Company’s various claims and litigation in which it is involved and the inherent variability in deciphering allegations and predicting future settlements and judicial decisions, and in light of the fact that the Company’s litigation accruals and warranty reserves are established at an amount equal to the cost the Company believes is necessary to fully resolve such matters, the Company cannot meaningfully estimate a range of reasonably possible losses in excess of its accruals for these matters.

In response to the Staff’s request to explain how we evaluated the summary judgment rulings in favor of certain parties that are currently on appeal, the Company respectfully requests further clarification as we do not believe there are summary judgment rulings discussed in our 2011 Form 10-K. To the extent the Staff is referring to the arbitration ruling, as with all court, arbitration, and mediation rulings involving the Company, we read and reviewed this ruling and consulted with counsel to determine the Company’s strategic and legal options in light of the ruling as part of the Company’s overall analysis discussed above.

In response to the Staff’s comment, the Company intends to clarify its general Commitments and Contingencies footnote disclosure in its next quarterly report on Form 10-Q and is including below a DRAFT of that revised anticipated disclosure.

DRAFT DISCLOSURE

“We are involved in various routine legal proceedings incidental to our business, some of which are covered by insurance. With respect to most pending litigation matters, our ultimate

United States Securities and Exchange Commission

June 12, 2012

legal and financial responsibility, if any, cannot be estimated with certainty and the actual future expenditure by the Company to resolve those matters could prove to be different from the amount that the Company has accrued or reserved. We evaluate our litigation reserves at least quarterly and, as appropriate, adjust them to reflect the expected cost to fully resolve those matters based upon (i) facts and circumstances known to us at the time; (ii) advice and analyses of outside counsel (if applicable); and (iii) assumptions and judgment of management. We have reserved approximately $            million related to non-warranty related litigation and asserted claims (including the Joint Venture Litigation discussed below) which is the amount we currently believe will ultimately be expended by the Company to fully resolve all such matters, which amount is classified within accrued liabilities, “other” accruals, on our balance sheet. In addition, the Company’s $            million warranty reserve includes accruals for all construction defect claims which are similarly recorded in an amount the Company believes will be necessary to resolve those construction defect claims. Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigation in which the Company is involved, and the inherent variability in predicting future settlements and judicial decisions, and in light of the fact that the litigation and warranty accruals are established to reflect the estimated costs to fully resolve such matters, the Company cannot estimate a range of reasonably possible losses in excess of its accruals for these matters. The Company believes that adequate provision for resolution of all claims and pending litigation and the disposition of these matters is not expected to have any incremental impact over the accrued and reserved amounts and therefore is not expected to have any material adverse effect on the Company’s results of operations and liquidity or on its financial condition.”

26.	We note from your disclosures on page 24 that there are seven homeowner claims regarding defective Chinese drywall outstanding alleging personal injury damages in addition to property damages. While we note that you have provided an accrual for the work to be performed for the drywall, the personal injury damages would appear to be above and beyond a warranty claim. Please confirm to us that you have determined that it is remote this loss contingency will be material to your consolidated financial statements. Otherwise, it is unclear why you have not provided disclosures in accordance with ASC 450-10-50-1 – 50-5.

United States Securities and Exchange Commission

June 12, 2012

RESPONSE

As noted in Item 3. Legal Proceedings of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, seven homeowners whose homes have not been repaired are plaintiffs against the Company under two separate claims associated with Chinese drywall. The Company has determined based on the facts and circumstances as they are known today, that the chance that future expenditures related to Chinese drywall would be material to the Company’s financial statements is remote. The Company further advises the Staff that it is the Company’s policy to accrue for all costs (including related legal fees and costs) it believes are necessary to fully resolve construction defect-related claims (including personal injury damages) as a component of warranty reserves. The Company’s original decision to include a discussion of Chinese drywall in its periodic reports stemmed not from the type or scope of claim, but from the unknown magnitude of the Company’s exposure to such a claim. The Company expended significant efforts to determine the scope of the problem it was facing, that is whether this problem involved a few or thousands of homes. Accordingly, the Company determined it was appropriate to make a Chinese drywall disclosure to alert investors to the potential problem. Moreover, because Chinese drywall was a “hot topic” for discussion in the press and among investors (in fact, the SEC inquired about it to the Company in a prior SEC Staff comment letter), the Company continued to include an update on Chinese drywall developments in subsequent periodic reports, up through the Form 10-Q for the quarter ended March 31, 2012.

Fortunately, the Company has been able to repair all but a handful of homes with Chinese drywall and has obtained property damage releases from owners of all repaired homes and therefore has mitigated its involvement in and risk of litigation involving Chinese drywall. Furthermore, the Company has no reason to suspect that it will identify a material amount of additional Company homes that contain Chinese drywall. Lastly, the Company is not aware of any evidence that Chinese drywall has resulted in substantially harmful health effects and therefore the Company does not believe it to be probable or reasonably possible that the Company has any material personal injury exposure related to Chinese drywall. Therefore, the Company plans to omit a discussion of Chinese drywall from the Legal Proceedings section beginning with its Form 10-Q for the quarter ended June 30, 2012 and, absent any unanticipated developments, does not expect to include such a discussion in the Legal Proceedings section of its Form 10-K for the year ending December 31, 2012.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

General

27.	In future filings, please include the changes in the separate accounts comprising shareholders’ equity as a separate statement or in the footnotes. Please refer to ASC 505-10-50-2 for guidance.

United States Securities and Exchange Commission

June 12, 2012

RESPONSE

Beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, the Company will include a statement of shareholders’ equity in its quarterly periodic reports.

Current Report on Form 8-K Filed January 31, 2012

28.	In future current and periodic reports, please ensure that you properly reference amounts that are “cash” versus amounts that are the sum of “cash and cash equivalents, investments and securities, and restricted cash”. Please also refer to the press release included as an exhibit to your Form 8-K filed on March 28, 2012.

RESPONSE

In all future current and periodic reports, the Company will, when applicable, refer to total balances as “cash and cash equivalents, investments and securities, and restricted cash” versus “cash.”

* * * * * * *

United States Securities and Exchange Commission

June 12, 2012

If you have any questions regarding the Company’s responses set forth above, please contact me at (480) 515-8003.

Sincerely,

/s/ Larry W. Seay

Larry Seay
Executive Vice President and Chief Financial Officer of Meritage Homes Corporation

cc:	Jeffrey E. Beck, Snell & Wilmer L.L.P.

Exhibit A

MERITAGE HOMES CORPORATION

UNCONSOLIDATED SUBSIDIARIES

RULE 3-09 TEST

FY 2011 - 2009

2011
2011 Total Assets	1,221,378	in thousands
20% Threshold	244,276
Investments in Unconsolidated Subsidiaries	11,088
Test 1 - Investment Balance>20% of MTH Assets	No

	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8	Investment #9	Investment #10	Investment #11
MTH % Of Total Assets (in thousands)	37.9	859.2	84.7	276.3	526.8	—	58.7	—	5,377.4	66.9	231.1
Test 2 - Asset Test>20% of MTH Assets	No	No	No	No	No	No	No	No	No	No	No

	Investment #12	Investment #13	Investment #14	Investment #15
MTH % Of Total Assets (in thousands)	33.9	168.6	197.6	10,488.8
Test 2 - Asset Test>20% of MTH Assets	No	No	No	No

2010
2010 Total Assets	1,224,938	in thousands
20% Threshold	244,988
Investments in Unconsolidated Subsidiaries	10,987
Test 1 - Investment Balance>20% of MTH Assets	No

	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8	Investment #9	Investment #10	Investment #11
MTH % Of Total Assets (in thousands)	29.5	561.9	89.8	165.8	394.1	101.7	55.2	—	6,469.4	64.1	225.5
Test 2 - Asset Test>20% of MTH Assets	No	No	No	No	No	No	No	No	No	No	No

	Investment #12	Investment #13	Investment #14	Investment #15	Investment #16	Investment #17
MTH % Of Total Assets (in thousands)	36.4	174.9	200.7	10,540.5	—	15.4
Test 2 - Asset Test>20% of MTH Assets	No	No	No	No	No	No

2009
2009 Total Assets	1,242,667	in thousands
20% Threshold	248,533
Investments in Unconsolidated Subsidiaries	11,882
Test 1- Investment Balance>20% of MTH Assets	No

	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8	Investment #9	Investment #10	Investment #11
MTH % Of Total Assets (in thousands)	3.9	663.9	114.2	168.5	898.3	294.6	131.8	112.6	47.5	6,456.6	59.1
Test 2 - Asset Test>20% of MTH Assets	No	No	No	No	No	No	No	No	No	No	No

	Investment #12	Investment #13	Investment #14	Investment #15	Investment #16	Investment #17	Investment #18	Investment #19	Investment #20	Investment #21
MTH % Of Total Assets (in thousands)	219.2	37.1	193.7	86,605.4	10,206.5	—	407.7	353.7	17,752.6	—
Test 2 - Asset Test>20% of MTH Assets	No	No	No	No	No	No	No	No	No	No

2

MERITAGE HOMES CORPORATION

UNCONSOLIDATED SUBSIDIARIES

RULE 3-09 TEST

FY 2011 - 2009

2011
2011 Pre-Tax Income/(loss)	(20,376)	in thousands
Absolute Value	20,376
20% Net Earnings Threshold	4,075
Earnings from Unconsolidated Subsidiaries	5,849

Year Ending 2011
Unconsolidated Subsidiaries	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8	Investment #9	Investment #10	Investment #11	Investment #12
MTH % Of Net Earnings (in thousands)	153.5	2,883.8	607.1	687.5	1,592.5	—	124.2	—	(100.5)	(0.8)	(3.7)	(2.5)
Test 3 - Earnings>20% MTH Earnings	No	No	No	No	No	No	No	No	No	No	No	No

Unconsolidated Subsidiaries	Investment #13	Investment #14	Investment #15
MTH % Of Net Earnings (in thousands)	(6.3)	—	(619.0)						—
Test 3 - Earnings>20% MTH Earnings	No	No	No

2010
2010 Pre-Tax Income/(loss)	2,484
5 year average net income	73,299
20% Net Earnings Threshold	14,660
Earnings from Unconsolidated Entities, Net	5,243

Year Ending 2010
	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8	Investment #9	Investment #10	Investment #11	Investment #12
MTH % Of Net Earnings (in thousands)	149.0	2,631.0	793.0	703.5	2,022.1	136.0	156.5	—	(211.0)	(0.6)	(3.9)	(0.5)
Test 3 - Earnings>20% MTH Earnings	No	No	No	No	No	No	No	No	No	No	No	No

Unconsolidated Subsidiaries	Investment #13	Investment #14	Investment #15	Investment #16	Investment #17
MTH % Of Net Earnings (in thousands)	(6.7)	—	(634.4)	(0.2)	—
Test 3a - Earnings>20% MTH Earnings	No	No	No	No	No

2009
2009 Pre-Tax Income/(loss)	(154,799)
Absolute Value	154,799
20% Net Earnings Threshold	30,960
Earnings from Unconsolidated Subsidiaries	4,013

Year Ending 2009
Unconsolidated Subsidiaries	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8	Investment #9	Investment #10	Investment #11	Investment #12
MTH % Of Net Earnings (in thousands)	(3.0)	2,708.1	1,040.4	476.9	2,040.9	363.4	159.8	59.7	(1.9)	(83.5)	(0.3)	(2.0)
Test 2 - Earnings>20% MTH Earnings	No	No	No	No	No	No	No	No	No	No	No	No

Unconsolidated Subsidiaries	Investment #13	Investment #14	Investment #15	Investment #16	Investment #17	Investment #18	Investment #19	Investment #20	Investment #21
MTH % Of Net Earnings (in thousands)	118.4	(15.4)	(1.2)	(542.1)	(5,946.3)	30.7	(106.6)	(180.2)	0.2
Test 3a - Earnings>20% MTH Earnings	No	No	No	No	No	No	No	No	No

3

MERITAGE HOMES CORPORATION

UNCONSOLIDATED SUBSIDIARIES

RULE 4-08 (g) TEST

FY 2011 - 2009

2011
2011 Total Assets	1,221,378	in thousands
10% Threshold	122,138
Investments in Unconsolidated Subsidiaries	11,088
Test 1 - Investment Balance>10% of MTH Assets	No

	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8
MTH % Of Total Assets (in thousands)	37.9	859.2	84.7	276.3	526.8	—	58.7	—
Test 2 - Asset Test>10% of MTH Assets	No	No	No	No	No	No	No	No

	Investment #9	Investment #10	Investment #11	Investment #12	Investment #13	Investment #14	Investment #15
MTH % Of Total Assets (in thousands)	5,377.4	66.9	231.1	33.9	168.6	197.6	10,488.8
Test 2 - Asset Test>10% of MTH Assets	No	No	No	No	No	No	No

2010
2010 Total Assets	1,224,938	in thousands
10% Threshold	122,494
Investments in Unconsolidated Subsidiaries	10,987
Test 1 - Investment Balance>10% of MTH Assets	No

	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8
MTH % Of Total Assets (in thousands)	29.5	561.9	89.8	165.8	394.1	101.7	55.2	—
Test 2 - Asset Test>10% of MTH Assets	No	No	No	No	No	No	No	No

	Investment #9	Investment #10	Investment #11	Investment #12	Investment #13	Investment #14	Investment #15	Investment #16
MTH % Of Total Assets (in thousands)	6,469.4	64.1	225.5	36.4	174.9	200.7	10,540.5	—
Test 2 - Asset Test>10% of MTH Assets	No	No	No	No	No	No	No	No

	Investment #17
MTH % Of Total Assets (in thousands)	15.4				—	—	—	—
Test 2 - Asset Test>10% of MTH Assets	No

2009
2009 Total Assets	1,242,667	in thousands
10% Threshold	124,267
Investments in Unconsolidated Subsidiaries	11,882
Test 1 - Investment Balance>10% of MTH Assets	No

	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8
MTH % Of Total Assets (in thousands)	3.9	663.9	114.2	168.5	898.3	294.6	131.8	112.6
Test 2 - Asset Test>10% of MTH Assets	No	No	No	No	No	No	No	No

	Investment #9	Investment #10	Investment #11	Investment #12	Investment #13	Investment #14	Investment #15	Investment #16
MTH % Of Total Assets (in thousands)	47.5	6,456.6	59.1	219.2	37.1	193.7	86,605.4	10,206.5
Test 2 - Asset Test>10% of MTH Assets	No	No	No	No	No	No	No	No

	Investment #17	Investment #18	Investment #19	Investment #20	Investment #21
MTH % Of Total Assets (in thousands)	—	407.7	353.7	17,752.6	0.2	—	—	—
Test 2 - Asset Test>10% of MTH Assets	No	No	No	No	No

4

MERITAGE HOMES CORPORATION

UNCONSOLIDATED SUBSIDIARIES

RULE 4-08(g) TEST

FY 2011 - 2009

2011
2011 Pre-Tax Income/(loss)	(20,376)	in thousands
Absolute Value	20,376
10% Net Earnings Threshold	2,038
Earnings from Unconsolidated Subsidiaries	5,849
Test 3 -Earnings from Unconsolidated Subsidiaries > 10% Pre-tax Income			Yes			Due to overall immateriality, the Company did not include disclosures in it’s 2011 periodic filings

Year Ending 2011
Unconsolidated Subsidiaries	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8	Investment #9	Investment #10	Investment #11	Investment #12
MTH % Of Net Earnings (in thousands)	153.5	2,883.8	607.1	687.5	1,592.5	—	124.2	—	(100.5)	(0.8)	(3.7)	(2.5)
Test 3a -Earnings>10% MTH Earnings	No	Yes	No	No	No	No	No	No	No	No	No	No
Unconsolidated Subsidiaries
	Investment #13	Investment #14	Investment #15
MTH % Of Net Earnings (in thousands)	(6.3)	—	(619.0)
Test 3a -Earnings>10% MTH Earnings	No	No	No

2010
2010 Pre-Tax Income/(loss)	2,484
Absolute value	2,484
10% Net Earnings Threshold	248
Earnings from Unconsolidated Entities, Net	5,243
Test 3 -Earnings from Unconsolidated Subsidiaries > 10% Pre-tax Income			Yes			Consolidated financials were included in all periodic reports in 2010

Year Ending 2010
	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8
MTH % Of Net Earnings (in thousands)	149.0	2,631.0	793.0	703.5	2,022.1	136.0	156.5	—
Test 3a -Earnings>10% MTH Earnings	No	Yes	Yes	Yes	Yes	No	No	No
Unconsolidated Subsidiaries	Investment #9	Investment #10	Investment #11	Investment #12	Investment #13	Investment #14	Investment #15	Investment #16	Investment #17
MTH % Of Net Earnings (in thousands)	(211.0)	(0.6)	(3.9)	(0.5)	(6.7)	—	(634.4)	(0.2)	—
Test 3a -Earnings>10% MTH Earnings	No	No	No	No	No	No	No	No	No

2009
2009 Pre-Tax Income/(loss)	(154,799)
Absolute Value	154,799
10% Threshold	15,480
Earnings from Unconsolidated Entities, Net	4,013
						Consolidated financials were included in all periodic reports in 2009
Test 3 -Earnings from Unconsolidated Subsidiaries > 10% Pre-tax Income			No

Year Ending 2009
	Investment #1	Investment #2	Investment #3	Investment #4	Investment #5	Investment #6	Investment #7	Investment #8
MTH % Of Net Earnings (in thousands)	(3.0)	2,708.1	1,040.4	476.9	2,040.9	363.4	159.8	59.7
Test 3a -Earnings>10% MTH Earnings	No	No	No	No	No	No	No	No
Unconsolidated Subsidiaries

	Investment #9	Investment #10	Investment #11	Investment #12	Investment #13	Investment #14	Investment #15	Investment #16	Investment #17	Investment #18	Investment #19	Investment #20
MTH % Of Net Earnings (in thousands)	(1.9)	(83.5)	(0.3)	(2.0)	118.4	(15.4)	(1.2)	(542.1)	(5,946.3)	30.7	(106.6)	(180.2)
Test 3a -Earnings>10% MTH Earnings	No	No	No	No	No	No	No	No	No	No	No	No

5